August 14, 2023
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE:
RiverSource Life Insurance Company (“Registrant”)
Initial Registration Statement on Form S-3
RiverSource Structured Solutions 2 annuity
Dear Mr. Cowan:
On behalf of RiverSource Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended, an initial registration statement on Form S-3 (the “Initial Registration Statement”) for a Single Purchase Payment Deferred Indexed Linked Annuity Contract (the “Contract”). Exhibits not included with this filing, and certain other information will be added, and clarifying or stylistic changes will be made by pre-effective amendment.
If you have any questions or comments regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.
Very truly yours,
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary